OLYMPUS
OLYMPUS OPTICAL CO.,LTD.
Monolith, 3-1, Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo, 163-0914, Japan

02042313

June 12, 2002

File No. 82-3326

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re: Olympus Optical Co., Ltd. - File No.82-3326

Dear Sirs:

Olympus Optical Co., Ltd. are pleased to enclose for filing the following document:

NOTICE OF THE 134TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PLEASE ACKNOWLEDGE RECEIPT OF THIS DOCUMENT BY STAMPING THE DUPLICATE COPY OF THIS LETTER AND RETURNING IT TO US IN THE ENCLOSED SELF-ADDRESSED ENVELOPE.

Yours sincerely,

dw 7/2

OLYMPUS OPTICAL CO., LTD.

Ayumu Matsushita
Manager
General Affairs Department

June 12, 2002

Olympus Optical Co., Ltd.
43-2, Hatagaya 2-chome, Shibuya-ku, Tokyo, Japan
Tsuyoshi Kikuwa
President and Representative Director

To Our Shareholders:

NOTICE OF THE 134th ORDINARY GENERAL SHAREHOLDERS MEETING

You are hereby notified that the 134th Ordinary General Shareholders Meeting will be held as stated below. Your attendance is respectfully requested.

In the event that you are unable to attend, it is possible to exercise your voting rights with the appropriate form. You are requested to study the attached reference documents and indicate your approval or disapproval on the enclosed Reference on the Exercise of Voting Rights, affix your seal and return it to the Company.

Particulars

1. Date and Time: 10:00 a.m. on Thursday, June 27, 2002

2. Place: Head Office, 43-2, Hatagaya 2-chome, Shibuya-ku, Tokyo, Japan

3. Purpose of the Meeting:

   Matters to be reported
   Non-Consolidated Balance Sheet as of March 31, 2002, Business Report and Non-Consolidated Statements of Income for the 134th fiscal year (from April 1, 2001 to March 31, 2002)

   Matters to be resolved

First Measure	Approval of Proposal for the Appropriation of Unappropriated Retained Earnings for the 134th fiscal year
Second Measure	Revisions to the Articles of Incorporation
Third Measure	Election of one Director
Fourth Measure	Presentation of retirement bonuses to retiring Director

*** This notice is a translation of the original Japanese document and is intended as a reference for shareholders living outside Japan. In case the contents of this notice differ from the Japanese original, the Japanese version will take precedence.**

Business Report
(April 1, 2001 to March 31, 2002)

I. Review of Operations

1. Operating Environment and Results

During the fiscal year under review, signs of a self-sustaining recovery in the Japanese economy remained absent, as consumer spending dropped off and cutbacks in capital investment continued amid protracted problems with non-performing loans and fears over unemployment. Moreover, the Company faced a severe operating environment following the outbreak of a worldwide recession triggered by an IT downturn originating from the United States.

In this operating environment, Olympus Optical Co., Ltd. ("the Company") prioritized the following measures in an aim to expand growth and revenue based on the medium- and long-term management strategy 99 Corporate Strategic Plan:

(1) Increase Growth

In existing businesses, the Company focused efforts on increasing added value through new technologies and expanding the peripheral businesses of core products. At the same time, the Company prioritized the allocation of management resources to create new core businesses. In particular, digital camera faced a difficult earnings environment amid intensifying competition and falling prices. Digital cameras have grown to an approximately ¥100.0 billion per year business for the Company, and account for more than 30% of the Company's total annual net sales on a consolidated basis.

(2) Boost Revenue

Following an exhaustive review of the existing business structure, Olympus pursued a more streamlined earnings structure by minimizing costs with increased efficiency through such measures as inventory reduction and overseas localized procurement. The Imaging Systems Group, which is in desperate need of an improved earnings structure, has worked to remain prosperous in a competitive market by focusing on building an operational structure that promptly adjusts to market needs through structural integration in April 2002 of research and development, manufacturing and marketing, as well as optimal placement of bases.

Notes:

1. The Business Report follows these conventions:
    a. Yen amounts are rounded down to the nearest million yen.
    b. Numbers of shares are rounded down to the nearest thousand shares.
    c. Following introduction of an internal company system through alteration of the corporate organization in April 2001, the divisional structure was changed to comply with the division of managing companies and centers employed in the fiscal year under review. Results from the previous fiscal year have been adjusted to meet current standard for ease of comparison.

(3) Implement Operational Structure Reforms

To encourage a new mindset among employees and raise operational speed and efficiency for heightened corporate value, Olympus introduced an internal company system and implemented operational structure reforms that position the board of directors at the Company' core. In April 2001, the business divisions converted into three companies equivalent to the market segments they handle, and two non-operational divisions were converted into centers. They produce increased autonomy for internal companies and a bolstered support structure for centers. Moreover, Olympus introduced Board reforms and a new executive officer system in June 2001 in order to separate the executive decision-making, monitoring and operational functions of the Company for more accelerated operation speed and clearer lines of responsibility.

As a result of the aforementioned efforts, the Company's non-consolidated net sales for the term rose 4.9% to ¥328,268 million on the back of heightened exports in the Medical Systems Group, producing the seventh year-on-year increase in sales. The breakdown for sales comprised ¥97,907 million (29.8%) for Japan and ¥230,360 million (70.2%) for exports. Expanded sales and higher income provided by a rise in the value of the US$ dollar and euro against the yen resulted in a 43.8% increase in ordinary income to a record ¥17,755 million. However, an extraordinary loss of ¥9,568 million was recorded for devaluation of marketable securities and subsidiary's securities following a downturn in the stock market, resulting in a 32.6% decline in net income to ¥5,062 million.

2. Results by Division

Imaging Division

Competition further intensified and prices dropped in the already fiercely pitched digital camera market, creating an immediate need for an improved earnings structure within the Olympus Group. Both domestic and overseas film camera markets contracted as digital cameras grew more popular.

The division's sales increased, bolstered by domestic sales despite slipping prices in the entire markets, following the launches of the CAMEDIA C-700 Ultra-Zoom with 10x optical zoom lens and the CAMEDIA C-40 Zoom with 4.0 mega-pixel CCD sensor and compact 3x optical zoom. The Company also released the latest film camera in the μ [mju:] series and worked to build demand, reaching 20 million in accumulated shipments for the series, but recorded falling sales from the inability to offset the impact of a contracting market. Voice recorder sales rose amid brisk performance in digital voice recorders.

In aggregate, sales of the Imaging Division rose 2.2% to ¥157,155 million.

Medical Division

The medical endoscopes business was able to reestablish demand by providing medical support ranging from diagnosis to treatment and by conducting package marketing that includes maintenance services. Expanded sales of the endoscope video system EVIS EXERA as well as colonoscopes, especially in the United States, and the robust performance of surgical endoscopes, ultrasonic endoscopes and support equipment in the endoscopes-related contributed to increased net sales. Sales of biological microscopes expanded chiefly overseas, as strong sales were recorded in the research and education markets of Europe, and large-scale orders were received from Brazil. The blood analyzer

business achieved growth in the U.S. market for such products as the mainstay AU5400 biochemistry analyzer. The opening in Europe of a "systems business" that supplies a combination of reagents and other supplies and receives revenue according to the number of tests performed has contributed to expanded unit exports of devices.

In aggregate, net sales for this division rose 14.3% to ¥128,824 million.

Industrial Division

Sales of industrial endoscopes exceeded the previous fiscal year owing to brisk sales of the new videoscope system IPLEX and the impact of introducing new products via the Internet. Mobile information terminals (handy terminals) also recorded robust sales growth at U.S. companies in alliance with Olympus. Moreover, the Company worked to expand sales of industrial microscopes by launching such new products as a new inverted metal microscope that employs the UIS infinity-corrected optical system and provides sharp focus. However, the combination of a falloff in capital investment in the industrial market as a whole with the impact of a global IT forced domestic and overseas sales down markedly. While magnetic disc equipment gained higher market share following new product releases to record unit sales on par with the previous fiscal year, falling market prices offset this performance to produce reduced overall sales.

In aggregate, net sales for this division declined 14.4% to ¥38,018 million.

Other Operations

Sales of products for game machines were brisk in the fiscal year under review, and sales of IC boards for the plasma displays supplied to business alliances also expanded.

In aggregate, net sales for this division jumped 100.1% to ¥4,269 million.

3. Research and Development

Based on its management vision Social-In, Olympus engages in research and development to share a common dream with society at large and provide new value to society in line with social values. Research and development is advanced with an emphasis on compactness, precision and integration based on opto-digital technology, a fusion of the Company's latest optical technology and digital technology, in the fields of imagery, medicine, and industry.

As one example of the Company's accumulated optic and electronic capabilities, Olympus developed optic scanners that employee silicon micromachining technology and employed this technology in creating a new scanning laser microscope. The Company also launched an MEMS (Micro-Electro Mechanical System) Foundry Service to provide in-house technologies to non-Company users. In the genome field, Olympus conducted research aimed at producing a system for more accurately measuring genetic data.

4. Environmental Activities

In 1992, Olympus established the Environmental Charter, and since then has aggressively tackled environmental issues in line with the Basic Environmental Plan, which is renewed every three years. Olympus strives to contribute to the creation of a sounder environment and self-sustainable social development through technologies and business practices that are in harmony with the environment and respect the safety and well being of people and nature.

In line with this principle, the Company acquired ISO 14001 certification for environmental management systems at European facilities in fiscal 2001 after achieving compliance at all domestic facilities, and published its Environmental Report 2001 in August 2001 detailing the Company's environmental initiates.

Additionally, the Olympus Ecology Vision 21 was established and spelled out a management philosophy regarding the Companywide reinforcement of an environmental preservation organization, development of environmental technologies and supply of environmental products.

5. Capital Investment and Fund Procurement

(1) Capital Investment

Capital investment during the fiscal year amounted to approximately ¥5.3 billion. Investments of ¥2.1 billion were made in equipment to streamline production and in metal molds for new products and ¥1.1 billion for the expansion of research and development facilities.

(2) Fund Procurement

There were no significant fund procurement activities during the term.

6. Issues Facing the Company

In the Japanese economy during the current term, anticipated government-led structural reforms and an upturn in the U.S. economy are expected to shake off the economic slump and reveal signs of a recovery lead by private demand in the second half of the fiscal year.

Addressing the rapid changes in the market environment and intensified competition will require a corporate operational structure that possesses a more accelerated decision-making process than is currently in place.

The new Company president establish the slogan "creative deconstruction and reform," Olympus aims to live out this principle by transcending its existing sensibilities to achieve a radically new mind-set while out stepping market changes with accelerated business systems that produce unprecedented value.

The Company has established its medium-and long-term management plan, Basic Management Plan 2002, which took effect at the start of the 2002 fiscal year, spelling out the position the Company should be in after five years. This plan calls for the reinforcement of brand strength though pursuit of growth and profitability as well as maximizing corporate value. Since brand strength has been designated a crucial corporate asset, Olympus will continue efforts to win greater customer trust through such worthy Companywide activities as providing quality products and services. Olympus aims to capitalize on the latest round of financial structure reforms and brand strengthening to achieve an improved earnings structure for the Imaging Division in particular, while also ensuring that each of the internal companies recently established reaches full autonomy.

We ask for the understanding and support of our shareholders as we work toward these objectives.

7. Past Operating Performance and Financial Conditions

(millions of yen)

	131st fiscal year, ended March 31, 1999	132nd fiscal year, ended March 31, 2000	133rd fiscal year, ended March 31, 2001	134th fiscal year, ended March 31, 2002
Net sales	257,391	279,446	312,931	328,268
Net income	4,779	(5089)	7,507	5,062
Net income per share (yen)	18.07	(19.24)	28.39	19.14
Total assets	364,215	367,735	384,035	340,520
Total shareholders' equity	185,359	178,491	183,327	183,691
Shareholders' equity per share (yen)	700.87	674.90	693.18	694.70

Notes:

1. Parentheses indicate a loss.
2. Net income per share is calculated by the weighted average number of shares during the term. From the fiscal year under review, the average number of shares during the term does not include the average amount of treasury stock during the term. Shareholder's equity per share is calculated by the aggregate number of shares issued at the end of the fiscal year. From the fiscal year under review, the aggregate number of shares issued at the end of the fiscal year does not include the average number of treasury stock at the end of the fiscal year.
3. A net loss was recorded in the 132nd fiscal year due to a write-off of losses on special non-monetary trusts and interest rate swaps.

II. Company Outline

(The following description is based on current conditions as of March 31, 2002, except where noted.)

1. Principal Business Categories

Imaging Division:
  Manufacture and sale of cameras, digital cameras, and voice recorders
Medical Division:
  Manufacture and sale of medical endoscopes, blood analyzers and biological microscopes
Industrial Division:
  Manufacture and sale of industrial microscopes and endoscopes, printers, magneto-optical disk drives, barcode scanners and measuring equipment
Other Operations:
  Other products

2. Offices and Manufacturing Centers

Head Office	43-2, Hatagaya 2-chome, Shibuya-ku, Tokyo
Headquarters	Shinjuku Monolith, 2-3-1, Nishi Shinjuku, Shinjuku-ku, Tokyo Shinjuku Sanei Building, 1-22-2, Nishi Shinjuku, Shinjuku-ku, Tokyo
Technology Research Institute of Ishikawa	2951 Ishikawa-cho, Hachioji, Tokyo
Technology Research Institute of Utsugi	2-3, Kuboyama-cho, Hachioji, Tokyo
Tatsuno Production Technology Center	6666 Inatomi, Tatsuno-machi, Kamiina-gun, Nagano
Ina Plant	5128 Ohaza Ina, Ina, Nagano
Hinode Plant	34-3 Hirai, Hinode-machi, Nishitama-gun, Tokyo
Sales Offices	Olympus marketing activities are performed through headquarters and branch offices of subsidiaries in domestic and overseas markets.

3. Stock and Shareholders

(1) Total number of shares authorized to be issued by the Company: 1,000,000,000 shares
(2) Total number of shares issued: 264,472,608 shares
(3) Number of Shareholders: 20,622

(4) Principal Shareholders:

(Thousands of shares)

Name	Number of shares held	Ratio of the number of shares held to the total number of shares issued (%)	Investment in the principal shareholders by the Company	
			Number of shares held	Ratio of the number of shares held to the total number of shares issued (%)
Nippon Life Insurance Company	21,893	8.28	—	—
Sumitomo Mitsui Banking Corporation	13,222	5.00	4,184	0.07
The Mitsubishi Trust and Banking Corporation (trust account)	11,293	4.27	—	—
UFJ Bank Limited	10,521	3.98	—	—
The Bank of Tokyo-Mitsubishi, Ltd.	7,771	2.94	—	—
Japan Trustee Services Bank, Ltd. (trust account)	7,285	2.75	—	—
UFJ Trust Bank Limited (trust account of A)	5,992	2.27	—	—
State Street Bank and Trust Company 505041	5,875	2.22	—	—
The Chase Manhattan Bank, N.A. London, S.L. Omnibus Account	4,834	1.83	—	—
The Tokyo Marine and Fire Insurance Co., Ltd.	4,685	1.77	—	—

Notes: 1) As of the same date, Olympus held 1,153.41 shares (0.02%) of common stock of UFJ Holdings, Inc., the parent company of UFJ Bank Limited, and 1,228.14 shares (0.002%) of common stock of Mitsubishi Tokyo Financial Group, Inc., the parent company of Bank of Tokyo-Mitsubishi, Ltd.

4. Acquisition, Disposal and Number of Shares of Treasury Stock

(1) Shares Acquired
Acquired in response to request for purchase of shares below one unit
Common Stock: 124 thousand shares
Total Value of Shares: ¥229 million
(2) Shares Disposed
Common Stock: 73 thousand shares
Total Value of Shares: ¥138 million
(3) Investment Securities at Year's End
Common Stock: 53 thousand shares

5. Employees

Number of employees			Change from end of previous fiscal year	Average age	Average working years
Male	Female	Total			
4,253	594	4,847	+9	37.8	15.2

6. Consolidated Companies

(1) Principal Subsidiaries

Company	Capitalization or Investment	Percentage owned by the Company (%)	Main line(s) of business
Olympus ProMarketing, Inc.	¥1,424 million	82.1% (10.4%)	Sale of Olympus products in Japan
Olympus Opto-Electronics Co., Ltd.	¥240 million	100	Manufacture of endoscopes, tape recorders and cameras
Olympus USA Incorporated	US$72,500 thousand	100	Holding company that provides comprehensive business planning and financial support for affiliated companies in the United States
Olympus America Inc.	US$62,782 thousand	100 (100)	Sales of Olympus products in the United States
Olympus Optical Co. (Europa) GmbH	29,143 thousand euro	100	Sales of Olympus products in Europe

Notes: 1) Parentheses indicate the ratio of indirectly owned shares.
2) Olympus America Inc. is a wholly owned subsidiary of Olympus USA Incorporated.

(2) Results of Consolidated Companies
Consolidated subsidiaries, including the aforementioned five principal subsidiaries, totaled 68 companies. Subsidiaries accounted for by the equity method numbered six companies. Consolidated net sales and consolidated net income amounted to ¥528.4 billion and ¥10.2 billion, respectively.

7. Principal Lenders

Name of lender	Borrowings outstanding (millions of yen)	Number and percentage of shares of the Company owned by the lenders	
Sumitomo Mitsui Banking Corporation	630	13,222 thousand shares	5.00%
UFJ Bank Limited	230	10,521 thousand shares	3.98

8. Board of Directors & Statutory Auditors

Chairman (Representative Director):	Masatoshi Kishimoto
President (Representative Director):	Tsuyoshi Kikukawa
Senior Managing Director:	Kenichi Sekimoto
Managing Directors:	Atsushi Yusa Masaaki Terada Kouji Miyata
Directors:	Toshiro Shimoyama Ken Yonekubo Shinya Kosaka Masaharu Ohkubo
Standing Corporate Auditors:	Minoru Ohta Hitoshi Komata
Corporate Auditors:	Seiya Ikoma Koushi Kawashima

Note: The above nominees, Seiya Ikoma and Koushi Kawashima, are the candidates for outside statutory auditors stipulated in Article 18, paragraph 1, of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Gaisha)" in Japan.

9. Major Events that Occurred After the Fiscal Year

On April 1, 2002, Olympus accepted transfer of operations pertaining to the Imaging Division of the subsidiary Olympus ProMarketing, Inc. The details of the transfer are as follows:

(1) Overview of Operational Transfer
  A. Name: Olympus ProMarketing, Inc.
  B. Location: Ryumeikan Bldg., 3-4 Kanda-Surugadai, Chiyoda-ku, Tokyo
  C. President: Isao Takahashi
  D. Capital: ¥1,424 million

(2) Aim of Operational Transfer

To achieve a swift decision-making structure, promptly address market needs and further reduce costs in preparation for more accelerated, profitable business expansion; build off these initiatives to establish an integrated operational structure that combines research and development, production and marketing in the Imaging Division, which is in urgent need of a new earnings structure.

(3) Details of Operational Transfer

Acceptance of operations pertaining to Olympus ProMarketing's Imaging Division deals with cameras, digital cameras, voice recorders, magnetic disk devices.

Non-Consolidated Balance Sheet

(as of March 31, 2002)

(millions of yen)

ASSETS		LIABILITIES	
Current assets:	**¥197,891**	**Current liabilities:**	**¥88,344**
Cash	70,733	Notes payable	4,505
Notes receivable	692	Accounts payable	36,123
Accounts receivable	42,818	Short-term loans payable	1,400
Marketable securities	34,996	Bonds due within one year	10,000
Finished goods	19,255	Other payable	9,683
Raw materials	1,449	Accrued expenses payable	16,471
Partly finished goods	10,405	Other taxes payable	7,084
Accounts due	4,278	Provision for product warranties	987
Provision for deferred taxes	9,817	Other	2,089
Other	3,589		
Reserve for bad debts	(146)	**Fixed liabilities:**	**68,484**
		Bonds	65,000
Fixed assets:	**142,629**	Long-term deposits	34
Tangible fixed assets	**47,531**	Severance payments	2,408
Buildings	16,886	Directors' retirement bonuses	1,041
Structures	849		
Machinery and equipment	6,068	**Total liabilities:**	**156,829**
Vehicles and vessels	22		
Tools, furniture and fixtures	8,338	**SHAREHOLDERS' EQUITY**	
Land	15,290	**Capital stock:**	**40,832**
Construction in progress	74	**Legal reserve:**	**72,029**
		Capital reserve	65,528
Intangible fixed assets:	**1,679**	Revenue reserve	6,501
Patent rights	661		
Trademark rights	64	**Retained earnings:**	**71,262**
Software	674	Mid-term dividend reserve	4,700
Software in progress	230	Product development reserve	4,000
Facility utilization rights	49	Special depreciation reserve	45
		Advanced depreciation reserve	2,922
Investments:	**93,418**	General reserve	51,821
Investment securities	29,678	Unappropriated retained earnings	7,772
Equity in subsidiaries	16,212	(including net income)	(5,062)
Investment capital	28,026		
Investment capital in subsidiaries	4,974	**Net unrealized gains on securities:**	**(337)**
Long-term loans receivable	1,592		
Provision for deferred taxes	10,517		
Other	2,763	**Treasury Stock**	**(95)**
Allowance for doubtful accounts	(346)		
		Total shareholders' equity:	**183,691**
Total assets:	**¥340,520**		
		Total liabilities and shareholders' equity:	**¥340,520**

Non-Consolidated Statements of Income

(April 1, 2001 to March 31, 2002)

(millions of yen)

Ordinary income and expenses	
Operating income and expenses	
Net sales	328,268
Cost of sales	244,194
Selling, general and administrative expenses	63,786
Operating income	**20,287**
Non-operating income and expenses	
Non-operating income	**4,966**
Interest income	218
Dividend income	524
Fixed asset rent income	2,604
Patent rights income	1,493
Other	124
Non-operating expenses	**7,497**
Interest charges	77
Interest on bonds	2,448
Expenses on sale of notes	2,031
Depreciation expenses on fixed assets lent	1,696
Other	1,244
Ordinary income	**17,755**
Extraordinary profits	120
Reversal of reserve for bad debts	114
Other income	5
Extraordinary losses	**9,568**
Loss on valuation of investment securities	4,730
Loss on valuation of securities	2,714
Loss on valuation of Subsidiaries' securities	1,945
Other losses	176
Net income before income taxes	**8,307**
Corporate, residence and enterprise taxes	9,670
Adjustment for corporate tax	6,424
Net income	**5,062**
Retained earnings brought forward from the previous year	4,429
Interim dividends	1,719
Unappropriated retained earnings	**7,772**

Notes: 1) Figures have been rounded off to eliminate amounts less than one million yen.
2) Net sales to subsidiaries ¥275,012 million
3) Goods purchased from subsidiaries ¥120,411 million
4) Other transactions with subsidiaries ¥3,091 million

Proposal for the Appropriation of Unappropriated Retained Earnings

	(yen)
Unappropriated retained earnings at end of period	**7,772,134,027**
Disposition of reserves for retained earnings	
Disposition of advanced depreciation reserve	149,913,888
Total	**7,922,047,915**
(This will be disposed of in the following way:)	
Dividends (¥6.50 per share)	1,718,722,636
Directors' bonuses	45,000,000
Special depreciation reserve	170,192
General reserve	1,700,000,000
Unappropriated retained earnings carried forward	4,458,155,087

Notes: 1) Interim dividends of ¥1,719 million (¥6.50 per share) were distributed on December 14, 2001.

2) The special depreciation reserve and advanced depreciation reserve are in accordance with regulations of the Special Taxation Measures Law.

Reference on the Exercise of Voting Rights

1. Total number of voting rights held by shareholders: 261,589

2. Matters for resolution and reference

- First Measure: Approval of Proposal for the Appropriation of Unappropriated Retained Earnings for the 134th fiscal year

  The proposal to dispose of this term's earnings is stated on page 14. Management paid dividends of ¥6.50 per share for the term to thank its shareholders for their support, despite the persistently harsh operating environment.

- Second Measure: Revisions to the Articles of Incorporation

  1. Reason for Change
     1. As of October 1, 2001, the "Law Concerning Revisions to the Commercial Code, etc." (Law No. 79, in 2001) mandates the elimination of shares having par value and the Unit Shares System, the creation of the Lot Shares System, and the introduction of a policy of giving one lot of shares per one voting right for companies that employ the Lot Shares System. This law also abolished the "Law for Special Exception to the Commercial Code Concerning Procedures for the Retirement of Shares" (Law No. 55, in 1997). In line with these revisions, the Company proposes to revise portions of or remove articles 6, 7, 9, 10, 17 and 25 from the Articles of Incorporation, and create a new Article 6.
     2. As of April 1, 2002, since the "Law Concerning Revisions to the Commercial Code" (Law No. 128, in 2001) sanctions digitization of the register of shareholders and conversion of convertible bonds to stock acquisition rights, the Company proposes to revise portion of or remove articles 11, 15, 32, 33 and 35.
     3. The Company proposes to eliminate Article 8 (Denominations of Share Certificates) and replace it with Article 9 (Share Handling Regulations).
     4. Regarding Article 19 (Convening of Meetings) and Article 27 (Convening of Meetings Board of Statutory Auditors), the Company proposes to shorten the from four days to three days to agile more flexible management.
     5. The Company proposes to create or move Articles of Incorporation or revise text within articles in line with changes in wording.

  2. Details of Changes

     The proposed revisions to the Articles of Incorporation are as follows:

Current Articles of Incorporation	Proposed Revisions
Chapter I. General Provisions **Article 1~4<Omitted>**	**Chapter I. General Provisions** **Article 1~4<Omitted>**
Chapter II. Shares **Article 5<Omitted>**	**Chapter II. Shares** **Article 5<Omitted>**
(Retirement of Shares) **Article 6:** In accordance with the resolution of the Board of Directors, profits may be used to buy back and retire the Company's stock when management deems necessary by taking the economic	**<Eliminated>**

situation and the Company's affairs and financial conditions into consideration. 2. If the resolution in the preceding clause is passed, a decision must be reached on the type, number and total purchasing price of the shares. 3. The total number of shares that can be bought back and retired is 26,447,000.	
(Amount of Each Par Value Share) **Article 7:** The amount of each share having par value to be issued by the Company shall be 50 yen.	**<Eliminated>**
<Newly established>	**<u>(Number of Shares Constituting One Lot and Non-Issuance of Share Certificates for Shares Less Than One Lot)</u>** <u>**Article 6:** The number of shares constituting one lot shall be 1,000.</u> <u>2. The Company shall not issue share certificates for shares in numbers less than one lot (hereinafter referred to as the "Shares Less Than One Lot"), unless otherwise deemed necessary without consulting shareholders and stated in the Regulations for Handling Shares</u>
(Denominations of Share Certificates) **Article 8:** Share certificates to be issued by the Company shall be in the denominations of 1 share, 10 shares, 50 shares, 100 shares, 500 shares, 1,000 shares, 10,000 shares and 100,000 shares; provided, however, that for any number of shares falling short of one hundred, a certificate representing such numbers of shares may be issued.	**<Eliminated>**
Article 9<Omitted>	**<Shifted to Article 9>**
<u><Moved from Article 11 spot></u>	**<u>Article 7</u>: <Omitted>**
(Transfer Agent) **Article 10:** The company shall have a transfer agent with respect to shares. The transfer agent and its place of business shall be selected by resolution of the Board of Directors and public notice shall be given of such matters. The register of shareholders <u>(including the register of beneficial shareholders; the same applies hereinafter)</u> of the Company shall be kept at the place of business of the transfer agent and the business with respect to shares such as the registration of a transfer of shares, registration of a pledge or indication of trust property and cancellation thereof, delivery of share certificates, non-possession of share	**(Transfer Agent)** **<u>Article 8</u>:** The company shall have a transfer agent with respect to shares. 2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors and public notice shall be given of such matters. 3. The register of shareholders of the Company shall be kept at the place of business of the transfer agent and the business with respect to shares such as the registration of a transfer of shares, <u>the purchase of shares constituting shares less than one lot and other shares</u> shall be handled by the transfer agent, and not by the Company.

certificates, purchase of less-than-one-unit shares, acceptance of notices of beneficial shareholders, receipt of various notifications, etc., shall be handled by the transfer agent, and not by the Company.	
Article 11<Omitted>	**<Shifted to Article 7>**
<u><Moved from Article 9 spot></u>	**<u>Article 9</u><Omitted>**
Chapter III General Meeting of Shareholders **(Convening of Meetings)** **Article 12:** The Ordinary General Meeting of Shareholders shall be convened within three (3) months after the closing of accounts for each business year. An Extraordinary General Meeting of Shareholders may be convened from time to time as necessity arises. General Meetings of Shareholders, except as otherwise provided for in laws or ordinances, are convened by the President by resolution of the Board of Directors.	**Chapter III General Meeting of Shareholders** **(Convening of Meetings)** **<u>Article 10</u>:** <u>The Company's</u> Ordinary General Meeting of Shareholders shall be convened within three (3) months after the <u>close of the fiscal year</u>. An Extraordinary General Meeting of Shareholders may be convened from time to time as necessity arises.
Article 13<Omitted>	**<u>Article 11<Omitted></u>**
Article 14<Omitted>	**<u>Article 12<Omitted></u>**
(Exercise of Voting Rights by Proxy) **Article 15:** A Shareholder may exercise his voting rights by proxy who shall be another shareholder with voting rights.	**(Exercise of Voting Rights by Proxy)** **<u>Article 13</u>:** A Shareholder may exercise his voting rights by proxy who shall be another shareholder with voting rights. <u>2. A Shareholder or their proxy must submit a form to the Company validating their voting rights in each the shareholders' meeting.</u>
Chapter IV Directors and Board of Directors **Article 16**	**Chapter IV Directors and Board of Directors Article 14**
(Resolution for Election) **Article 17:** Resolution for the election of Directors shall be adopted by a majority of the votes of the shareholders present holding one-third (1/3) or more of the total number of the issued shares with voting rights. 2. No cumulative voting shall be used for the election of Directors.	**(Resolution for Election)** **<u>Article 15</u>:** <u>Directors are elected by a General Meeting of Shareholders.</u> 2. Resolution for the election of Directors shall be adopted by a majority of the votes of the shareholders present holding one-third (1/3) or more of the total number of the issued shares with voting rights. 3. No cumulative voting shall be used to resolution for the election of Directors.
Article 18<Omitted>	**<u>Article 16<Omitted></u>**
<u><Moved from Current Article 22 and 21 spot></u>	**<u>Article 17<Omitted></u>**
(Convening of Meetings)	**(Notice of Convening of Meetings)**

Article 19: In convening a meeting of the Board of Directors, notice to the effect shall be dispatched to each Director and each Statutory Auditor four (4) days prior to the date for the meeting; provided, however, that this period of notice may be shortened in the case of an urgency.	**Article 18:** In convening a meeting of the Board of Directors, notice to the effect shall be dispatched to each Director and each Statutory Auditor three (3) days prior to the date for the meeting; provided, however, that this period of notice may be shortened in the case of an urgency. 2. If unanimously agreed to by the Directors and Statutory Auditors, a Board of Directors meeting may be convened without formally dispatching notifications.
Article 20<Omitted>	**Article 19<Omitted>**
Article 21<Omitted>	**<Shifted to Article 17>**
Article 22<Omitted>	**< Shifted to Article 17>**
Article 23<Omitted>	**Article 20<Omitted>**
Chapter V Statutory Auditors and Board of Statutory Auditors **Article 24<Omitted>**	**Chapter V Statutory Auditors and Board of Statutory Auditors** **Article 21<Omitted>**
(Resolution for Election) **Article 25:** Resolutions for the election of Statutory Auditors shall be adopted by a majority of the votes of the Shareholders present holding one-third (1/3) or more of the total number of the issued shares with voting rights.	**(Resolution for Election)** **Article 22:** Statutory auditors shall be elected at the ordinary shareholders' meeting. 2. Resolutions for the election of Statutory Auditors shall be adopted by a majority of the votes of the Shareholders present holding one-third (1/3) or more of the total number of the issued shares with voting rights.
Article 26<Omitted>	**Article 23<Omitted>**
<Moved from Current Article 29 spot>	**(Standing Corporate Auditors)** **Article 24:** Statutory Auditors shall elect Auditors from among their number.
(Convening of Meetings of Board of Statutory Auditors) **Article 27:** In convening a meeting of the Board of Statutory Auditors, notice to that effect shall be dispatched to each Statutory Auditor four (4) days prior to the date for the meeting; provided, however, that this period of notice may be shortened in the case of an urgency.	**(Convening of Meetings of Board of Statutory Auditors)** **Article 25:** In convening a meeting of the Board of Statutory Auditors, notice to that effect shall be dispatched to each Statutory Auditor three (3) days prior to the date for the meeting; provided, however, that this period of notice may be shortened in the case of an urgency. 2. If unanimously agreed to by the Statutory Auditors, Meetings of Board of Statutory Auditors may be convened without formally dispatching notifications.
Article 28<Omitted>	**Article 26<Omitted>**
(Standing Corporate Auditors) **Article 29:** Statutory Auditors shall elect one (1) or more Full-time Statutory Auditors from among their number.	**<Shifted to Article 24>**

Article 30<Omitted>	**Articles 27<Omitted>**
Chapter VI Accounts **Article 31<Omitted>**	**Chapter VI Accounts** **Article 28<Omitted>**
(Payment of Dividends of Profit) **Article 32:** Dividends of profit shall be paid to the shareholders or registered pledgees appearing in the register of shareholders as at the end of each business year.	**(Dividends)** **Article 29**: Dividends of profit shall be paid to the shareholders or registered pledgees appearing in the register of shareholders as of the close of March 31 each year.
(Interim Dividends) **Article 33:** The Company may, by resolution of the Board of Directors, make such distribution of money as provided for in Article 293-5 of the Commercial Code (hereinafter called "interim dividend") to the shareholders or registered pledgees appearing in the register of shareholders as of September 30 of each year. The Board of Directors shall make resolutions by the end of December of each year as to whether or not an interim dividend is to be paid and as to the amount if such interim dividend is to be paid.	**(Interim Dividends)** **Article 30**: The Company may, by resolution of the Board of Directors, distribute interim dividends to the shareholders or registered pledgees appearing in the latest register of shareholders as of September 30 of each year. 2. The Board of Directors shall make resolutions by the end of December of each year as to whether or not an interim dividend is to be paid and as to the amount if such interim dividend is to be paid.
(Limitation on Dividends, Etc.) **Article 34:** If any dividend of profit or interim dividend remains unreceived after the lapse of three (3) full years from the date on which such dividend was declared and became due and payable, the Company shall be relived of the obligation for the payment.	**(Limitation on Dividends, Etc.)** **Article 31**: If any dividend of profit or interim dividend remains unreceived after the lapse of three (3) full years from the date on which such dividend was earmarked and became due and payable, the Company shall be relived of the obligation for the payment.
(Time of Conversion of Convertible Debentures) **Article 35:** In case a request for conversion of convertible debentures issued by the shall be paid on the assumption that such conversion has been made at the end of the previous business year in which such request was made.	**<Eliminated>**

- Third Measure: Election of One Director
  One Company Director, Kenichi Sekimoto, will fulfill his term at the end of the 134th Ordinary General Shareholders Meeting of Shareholders. We will select one new director. The candidate for Director is as follows:

Name	Age	Present Office	Number of shares of the Company held
Hiroshi Komiya	60	Senior Executive Officer Director, Imaging System Company	8,000

Note: There is no conflict of interest between the Company and candidate.

- Fourth Measure: Presentation of retirement bonuses to retiring Director

Senior Managing Director Kenichi Sekimoto will retire at the end of the Ordinary General Shareholders Meeting. In recognition of his distinguished service, it is proposed that he receive retirement bonuses in accordance with the Company's rules and precedents and within limits determined to be reasonable. It is also proposed that the determination of the amounts, dates and methods of payment for him be entrusted to the Board of Directors.

The retiring Director is as follows:

Name	Office
Kenichi Sekimoto	Senior Managing Director